Schiff Hardin LLP
901 K Street NW Suite 700
Washington, DC 20001
T 202.778.6400
F 202.778.6460

www.schiffhardin.com

Ralph V. De Martino
(202) 724.6848
rdemartino@schiffhardin.com

September 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mr. Sergio Chinos
Ms. Anne Parker
Division of Corporation Finance

Re:	Antelope Enterprise Holdings Ltd
Registration Statement on Form F-3 Filed August 13, 2021 File No. 333-258782

Ladies and Gentlemen:

On behalf of our client, Good Works Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 31, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-3 filed with the Commission by the Company August 13, 2021 (the “Registtration Statement”). Concurrently with the filing of this letter, the Company is hereby submitting Amendment No. 1 to the Registration Statement on Form F-3 (the “Amenment”) through EDGAR.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the amended Registration Statement.

Form F-3 filed August 13, 2021

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page by adding the following language:.

In the prospectus, Antelope Enterprise Holdings Limited is referred to as “Antelope Enterprise.” We refer to our subsidiaries as follows: Success Winner Limited, a British Virgin Islands company and a wholly owned subsidiary, is referred to as “Success Winner,” Stand Best Creation Limited, a Hong Kong company and wholly owned subsidiary of Success Winner, is referred to as “Stand Best,” Jinjiang Hengda Ceramics Co., Ltd., a wholly-owned PRC subsidiary of Stands Best, is referred to as “Hengda,” Jiangxi Hengdali Ceramics Material Co., Ltd., a wholly-owned PRC subsidiary of Hengdais referred to as “Hengdali,” Antelope Enterprise (HK) Holdings Limited, a Hong Kong company and wholly owned subsidiary of Success Winner, is referred to as “Antelope (HK),” Antelope Holdings (Chengdu) Co., Ltd., a wholly-owned PRC subsidiary of Antelope (HK) , is referred to as “Antelope (Chengdu),” Vast Elite Limited, a Hong Kong company and wholly owned subsidiary of Success Winner, is referred to as “Vast Elite,” Chengdu Future Talented Management and Consulting Co., Ltd. , a wholly-owned PRC subsidiary of Vast Elite, is referred to as “Chengdu Future”. This information is provided so that the investors to clarify our disclosure as it relates to the various entities in our corporate structure. Currently, we have four indirectly held subsidiaries in mainland China, Hengda and Hengdali, both of which manufacture ceramic titles; Antelope Chengdu which is engaged in computer consulting and software development; and Chengdu Future which is engaged in business management and consulting services.

United States Securities and Exchange Commission

September  27, 2021

Antelope Enterprise, our ultimate British Virgin Islands holding company, does not have any substantive operations other than indirectly holding the equity interest in our operating subsidiaries in China and other countries and regions. As of the date of this prospectus, (i) Antelope Enterprise’s business operations are carried out inside China; and (ii) it does not maintain any variable interest entity structure or operate any data center in China. Antelope Enterprise may still be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our business operations in China or even our ability to offer securities in the United States. Neither Antelope Enterprise nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we or the selling shareholders may make under this prospectus and any applicable prospectus supplement, and Antelope Enterprise does not intend to obtain the approval from either the CSRC in connection with any such offering, since Antelope Enterprise does not believe, based upon advice of our PRC counsel, Allbright Law Offices, that such approval is required under these circumstances or for the time being. There can be no assurance, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China.”

Recent statements and regulatory actions by the Chinese government have targeted those companies whose operations involves cross-border data security or anti-monopoly concerns.

With regard to data security, China promulgates several important laws recently. Among them, on June 10, 2021, China promulgated the PRC Data Security Law ("DSL"), which became effective on September 1, 2021. The legislative intent for this law mainly includes regulating data processing activities, ensuring data security, promoting data development and utilization, protecting the data related legitimate rights and interests of individuals and organizations, and safeguarding national sovereignty, security and development interests. Article 36 provides that any Chinese entity that provides the data to foreign judicial or law enforcement agencies (regardless of whether directly or through a foreign entity) without approval from the Chinese authority would likely be deemed to be in violation of DSL. In addition, pursuant to Article 2 of Measures for Cybersecurity Reviews, the procurement of any network product or service by an operator of critical information infrastructure that affects or may affect national security shall be subjected to a cybersecurity review under the Measures. Pursuant to Article 35 of Cybersecurity Law of the People's Republic of China, where “critical information infrastructure operators” purchase network products and services, which may influence national security, the operators are required to be subjected to a cybersecurity review. Our subsidiaries, Hengda and Hengdali, are manufacturers of ceramic tiles and they do not operate any critical information infrastructure. Our remaining two Chinese subsidiaries, Antelope Chengdu and Antelope Futures are engaged in computer consulting and software development, and they do not operate any crticial information infrastructure. As a result we do not believe that these new legal requirements are applicable to our subsidiaries. However, the exact scope of the term “critical information infrastructure operator” remains unclear, so there can be no assurance that our subsidiaries will not be subjected to critical information infrastructure operator review in the future. Furthermore, in the event that Antelope Chengdu and Antelope Futures become operators of critical information infrastructure in the future they may be subjected to the above-described regulation.

With regard to anti-monopoly, Article 3 of Anti-Monopoly Law of the People's Republic of China prohibits "monopolistic practices," which include: a) the conclusion of monopoly agreements between operators; b) the abuse of dominant market position by operators; c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Also, according to Article 19, the operator(s) will be assumed to have a dominant market position if it has following situation: a) an operator has 50% or higher market share in a relevant market; b) two operators have 66% or higher market share in a relevant market; c) three operators have 75% or higher market share in a relevant market. We believe that none of our subsidiaries in China has conducted any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of interpretations or regulatory actions which may require our Chinese subsidiaries to meet new requirements on the issues mentioned above. See “Risk Factors—Risks Related to Doing Business in China.”

United States Securities and Exchange Commission

September  27, 2021

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page accordingly. Please see the new language referenced above in response to Item 1 as well as“Risk Factors—Risks Related to Doing Business in China.”.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page so as to include the following language:

In the prospectus, Antelope Enterprise Holdings Limited is referred to as “Antelope Enterprise.” We refer to our subsidiaries as follows: Success Winner Limited, a British Virgin Islands company and a wholly owned subsidiary, is referred to as “Success Winner,” Stand Best Creation Limited, a Hong Kong company and wholly owned subsidiary of Success Winner, is referred to as “Stand Best,” Jinjiang Hengda Ceramics Co., Ltd., a wholly-owned PRC subsidiary of Stands Best, is referred to as “Hengda,” Jiangxi Hengdali Ceramics Material Co., Ltd., a wholly-owned PRC subsidiary of Hengdais referred to as “Hengdali,” Antelope Enterprise (HK) Holdings Limited, a Hong Kong company and wholly owned subsidiary of Success Winner, is referred to as “Antelope (HK),” Antelope Holdings (Chengdu) Co., Ltd., a wholly-owned PRC subsidiary of Antelope (HK) , is referred to as “Antelope (Chengdu),” Vast Elite Limited, a Hong Kong company and wholly owned subsidiary of Success Winner, is referred to as “Vast Elite,” Chengdu Future Talented Management and Consulting Co., Ltd. , a wholly-owned PRC subsidiary of Vast Elite, is referred to as “Chengdu Future”. This information is provided so that the investors to clarify our disclosure as it relates to the various entities in our corporate structure. Currently, we have four indirectly held subsidiaries in mainland China, Hengda and Hengdali, both of which manufacture ceramic titles; Antelope Chengdu which is engaged in computer consulting and software development; and Chengdu Future which is engaged in business management and consulting services.

Prospectus Summary, page 3

4. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has added the following language to the Summary of Risk Factors on page 4:

United States Securities and Exchange Commission

September  27, 2021

Risks Factors

•      Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capital outside China, all of which could materially and adversely affect our business and the value of our securities.

•      Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors with presence in China, and the delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•      The PRC government has significant influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, change relevant industry landscape or otherwise cause significant changes to our business operations in China, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or be worthless.

5. Disclose each permission that you, your subsidiaries or your VIEs, if any, are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs, if any, are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received.

Response: The Company respectfully acknowledges the Staff’s comment and has added the following risk factor on the Cover, and on page 6, respectively:

Cover Insert:

Antelope Enterprise, our ultimate British Virgin Islands holding company, does not have any substantive operations other than indirectly holding the equity interest in our operating subsidiaries in China and other countries and regions. As of the date of this prospectus, (i) Antelope Enterprise’s business operations are carried out inside China; and (ii) it does not maintain any variable interest entity structure or operate any data center in China. Antelope Enterprise may still be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our business operations in China or even our ability to offer securities in the United States. Neither Antelope Enterprise nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we or the selling shareholders may make under this prospectus and any applicable prospectus supplement, and Antelope Enterprise does not intend to obtain the approval from either the CSRC in connection with any such offering, since Antelope Enterprise does not believe, based upon advice of our PRC counsel, Allbright Law Offices, that such approval is required under these circumstances or for the time being. There can be no assurance, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China.”

Page 6 Insert:

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.

In light of the recent statements by the Chinese government indicating its intention to exert more oversight and control over overseas offerings of China-based companies and the proposed CAC review for certain data processing operators in China, we may adjust our business operations in the future, to comply with PRC laws regulating our industry and our business operations. However, such efforts may not be completed in a liability-free manner or at all. We cannot guarantee that we will not be subject to PRC regulatory inspection and/or review relating to cybersecurity, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by the CAC or other PRC authorities, or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

United States Securities and Exchange Commission

September  27, 2021

We may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future. The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, and the government-led cybersecurity reviews of certain companies with VIE structure, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”). The PRC Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The PRC Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The PRC Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On July 10, 2021, the CAC publicly issued the Cybersecurity Review Measures (the “Draft Measures”) for public comments until July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (1) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (2) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures have been released for consultation purposes, there is still uncertainty regarding the final content of the Draft Measures, its adoption timeline or effective date, its final interpretation and implementation, and other aspects. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which will become effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China. On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement requesting additional disclosures from offshore issuers with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from the PRC authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded. On August 1, 2021, the CSRC stated that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that the securities regulators in both countries should strengthen communications on regulating China-related issuers. Our PRC legal counsel, All Bright Law Offices, has advised us that, in light of our business operations, we should not be required to undergo the CAC review for any offering that we or the selling shareholders may make. However, if the enacted version of the Draft Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies aiming to offer securities outside China, we cannot assure you that the PRC regulatory authorities will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance, or that if we are required to obtain such clearance, such clearance can be timely obtained, or at all. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, including offerings under this registration statement, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event that Antelope Chengdu and Antelope Futures become operators of critical information infrastructure in the future they (and Antelope Enterprise) may be subjected to the above-described regulation.

United States Securities and Exchange Commission

September  27, 2021

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: The Company respectfully acknowledges the Staff’s comment and has added such disclosure in the second bullet point under “Risks Related” in the Prospectus Summary on page 4, and in a new risk factor entitled “Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors with presence in China, and the delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 7, which reads as follows:

Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors with presence in China, and the delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the United States. Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2020 have been audited by Centurion ZD CPA & Co.,, an independent registered public accounting firm that is headquartered in Hong Kong. Centurion ZD CPA & Co., is a firm registered with the PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As a result, the audit working papers of our financial statements may not be inspected by the PCAOB without the approval of the PRC authorities, since the audit work was carried out by Centurion ZD CPA & Co. . Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the PCAOB is unable to inspect auditors with presence in China. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a "non-inspection" year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspections. For example, on August 6, 2020, the President's Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspections, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC has announced that its staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. The PCAOB's inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Stock Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Ordinary Shares trading in the United States.

United States Securities and Exchange Commission

September  27, 2021

7. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: The Company respectfully acknowledges the Staff’s comment and has added a new section entitled “Cash Transfers Within Our Organization” on page 11 which addressesthe Staff’s comment.

Risk Factors, page 5

8. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Chinabased issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has added the following risk factors on on pages 6 and 7:

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.

In light of the recent statements by the Chinese government indicating its intention to exert more oversight and control over overseas offerings of China-based companies and the proposed CAC review for certain data processing operators in China, we may adjust our business operations in the future, to comply with PRC laws regulating our industry and our business operations. However, such efforts may not be completed in a liability-free manner or at all. We cannot guarantee that we will not be subject to PRC regulatory inspection and/or review relating to cybersecurity, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by the CAC or other PRC authorities, or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

United States Securities and Exchange Commission

September  27, 2021

We may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future. The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, and the government-led cybersecurity reviews of certain companies with VIE structure, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”). The PRC Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The PRC Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The PRC Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On July 10, 2021, the CAC publicly issued the Cybersecurity Review Measures (the “Draft Measures”) for public comments until July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (1) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (2) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures have been released for consultation purposes, there is still uncertainty regarding the final content of the Draft Measures, its adoption timeline or effective date, its final interpretation and implementation, and other aspects. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which will become effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China. On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement requesting additional disclosures from offshore issuers with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from the PRC authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded. On August 1, 2021, the CSRC stated that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that the securities regulators in both countries should strengthen communications on regulating China-related issuers. Our PRC legal counsel, All Bright Law Offices, has advised us that, in light of our business operations, we should not be required to undergo the CAC review for any offering that we or the selling shareholders may make. However, if the enacted version of the Draft Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies aiming to offer securities outside China, we cannot assure you that the PRC regulatory authorities will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance, or that if we are required to obtain such clearance, such clearance can be timely obtained, or at all. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, including offerings under this registration statement, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event that Antelope Chengdu and Antelope Futures become operators of critical information infrastructure in the future they (and Antelope Enterprise) may be subjected to the above-described regulation.

United States Securities and Exchange Commission

September  27, 2021

The PRC government has significant influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, change relevant industry landscape or otherwise cause significant changes to our business operations in China, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or be worthless.

Our operations are located entirely within China. The PRC government has significant influence over the China-based operations of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, change the relevant industry landscape, or cause significant changes to our business operations in China. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis, or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all times, and we may face regulatory investigation, fines and other penalties as a consequence. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. As of the date of this prospectus, we are not aware of any similar regulations that may be adopted to significantly curtail our business operations in China. However, if such other adverse regulations or policies are adopted in China, our operations in China will be materially and adversely affected, which may significantly disrupt our operations and adversely affect our business.

9. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are.

Response: The Company respectfully acknowledges the Staff’s comment and has added the following risk factor on on page 6:

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.

In light of the recent statements by the Chinese government indicating its intention to exert more oversight and control over overseas offerings of China-based companies and the proposed CAC review for certain data processing operators in China, we may adjust our business operations in the future, to comply with PRC laws regulating our industry and our business operations. However, such efforts may not be completed in a liability-free manner or at all. We cannot guarantee that we will not be subject to PRC regulatory inspection and/or review relating to cybersecurity, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by the CAC or other PRC authorities, or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

United States Securities and Exchange Commission

September  27, 2021

We may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future. The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, and the government-led cybersecurity reviews of certain companies with VIE structure, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (the “CAC”). The PRC Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The PRC Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The PRC Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On July 10, 2021, the CAC publicly issued the Cybersecurity Review Measures (the “Draft Measures”) for public comments until July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (1) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (2) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures have been released for consultation purposes, there is still uncertainty regarding the final content of the Draft Measures, its adoption timeline or effective date, its final interpretation and implementation, and other aspects. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which will become effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China. On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement requesting additional disclosures from offshore issuers with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from the PRC authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded. On August 1, 2021, the CSRC stated that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that the securities regulators in both countries should strengthen communications on regulating China-related issuers. Our PRC legal counsel, All Bright Law Offices, has advised us that, in light of our business operations, we should not be required to undergo the CAC review for any offering that we or the selling shareholders may make. However, if the enacted version of the Draft Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies aiming to offer securities outside China, we cannot assure you that the PRC regulatory authorities will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance, or that if we are required to obtain such clearance, such clearance can be timely obtained, or at all. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, including offerings under this registration statement, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event that Antelope Chengdu and Antelope Futures become operators of critical information infrastructure in the future they (and Antelope Enterprise) may be subjected to the above-described regulation.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 202-724-6848 or on my mobile at 202-415-8300, or via email at rdemartino@schiffhardin.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ralph V. De Martino
Ralph V. De Martino
Schiff Hardin LLP

cc:  (via email)

Edmund Hen, Principal Financial Officer

Meishuang Huang, Chief Executive Officer